Exhibit A

ADVISORS PREFERRED TRUST

INVESTOR CLASS SHARES DISTRIBUTION PLAN

The Investor Class Shares Distribution Plan has been adopted with respect to the following Funds:

Fund	Date Adopted
The Gold Bullion Strategy Fund	4-9-13
Quantified Managed Bond Fund	8-1-13
Quantified All-Cap Equity Fund	8-1-13
Quantified Market Leaders Fund	8-1-13
Quantified Alternative Investment Fund	8-1-13